

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2013

Via E-mail
Gerald Vento
President and Chief Executive Officer
magicJack VocalTec Ltd.
19 Hartom Street, Binat Building 5th Floor
Har Hotzvim, Jerusalem 9777518, Israel

> **Re: magicJack VocalTec Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed April 2, 2013**
> **Form 10-Q for Quarter Ended September 30, 2013**
> **Filed November 12, 2013**
> **File No. 000-27648**

Dear Mr. Vento:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Selected Financial Data, page 32

1. Please disclose long-term obligations as required by Item 301 of Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11 – Commitments and Contingencies

State and Municipal Taxes, page 66

2. We note that you believe that you file all required tax returns and pay all required taxes, fees and surcharges and that you believe that you are exempt from certain taxes, fees and surcharges because you do not charge for telephone services or render bills to your customers. You further state that certain states and municipalities may disagree with your position. Please tell us how you applied the guidance in ASC 450 in evaluating your exposure and determining whether you have incurred a liability. If there is at least a reasonable possibility that a loss exceeding amounts, if any, already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

    If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for state or municipality where you have a material exposure, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

    You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Note 16 – Income Taxes, page 70

3. Please provide the disclosures required by ASC 740-10-50-15 and 15(A) for your uncertain tax positions. Please provide us with your proposed disclosure based upon the financial statements presented or explain how you have complied with the disclosure requirements.

Form 10-Q for Quarter Ended September 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 21

Results of Operation, page 24

4. We note the significant drop in sales of magicJack in 2013 as compared to 2012. Please expand your explanation to discuss not only why revenues decreased but the reasons for reduced sales of your product. We note your public statements expressing confidence in increased revenues in 2014. In expanding your discussion of the reasons for drops in

sales, please also explain, if true, why you are confident that any recent drop in sales is not indicative of a negative future trend.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director